
13002208

EASTGROUP
PROPERTIES

ANNUAL REPORT **2012**





"In 2012, we continued to grow every aspect of our business."

OFFICERS *(left to right) (front row)* **JANN W. PUCKETT**, Vice President; **DAVID H. HOSTER II**, President and Chief Executive Officer; **BRENT W. WOOD**, Senior Vice President; **JOHN F. COLEMAN**, Senior Vice President; *(middle row)* **BILL GRAY, CPA**, Vice President; **STACI H. TYLER, CPA**, Vice President; **N. KEITH MCKEY, CPA**, Executive Vice President, Chief Financial Officer, Secretary and Treasurer; **CHRIS SEGREST**, Vice President; **FARRAH KENNEDY, CPA**, Vice President; *(back row)* **KEVIN SAGER**, Vice President; **DAVID HICKS**, Vice President; **ANTHONY A. RUFRANO**, Vice President; **BRIAN LAIRD, CPA**, Vice President; **JOHN E. TRAVIS**, Vice President; **MATT COCHRANE**, Vice President; **WILLIAM D. PETSAS**, Senior Vice President; **MICHAEL P. SACCO III**, Vice President; **BRUCE CORKERN, CPA**, Senior Vice President, Chief Accounting Officer and Controller



TOTAL RETURN PERFORMANCE


EGP
NAREIT
S&P
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012



2012 Accomplishments

- Total Return to Shareholders of 28.8%
- Paid 132nd consecutive quarterly cash dividend with a 1.9% mid-year increase
- 20th year of dividends with 17 years of increases and no reductions
- Strong and Flexible Balance Sheet at December 31, 2012 with Debt to Total Market Capitalization of 33.6% and Interest and Fixed Charge Coverage Ratios of 3.5x for 2012
- Began Development of Nine Properties with 757,000 Square Feet and Projected Total Investment of $54.8 Million
- Acquired Operating Properties totaling 878,000 Square Feet and 110 Acres of Development Land for $64.7 Million
- Funds from Operations of $88.2 Million or $3.08 per Share



What is a business distribution building?

EastGroup's property focus is multi-tenant business distribution buildings. This type of industrial building makes up over 78% of our portfolio and represents over 83% of what we have developed internally. Because business distribution buildings are extremely flexible and offer an up-scale quality office/warehouse environment, they appeal to a wide range of users, many of whom operate their entire business in their space. In particular, this product works well for the customer in the 5,000 to 50,000 square foot range which is the part of the market where the largest job growth typically occurs.

We categorize business distribution buildings to include: Building size of 60,000 to 110,000 square feet (typically 80,000 to 90,000 square feet). Ceiling clear height of 22 to 30 feet (typically 24 feet). Multiple store front entries designed for divisibility. Building depth of 200 feet or less (typically 150–175 feet). Office build-out of 10–25% (average 15%). Generally front-park, rear load. Dock high loading doors with a small number of drive-in ramps. Bay sizes 40x40 feet minimum. Parking ratio of approximately two spaces per thousand building square feet.

EastGroup Profile

EastGroup Properties, Inc. is a self-administered equity real estate investment trust focused on the development, acquisition and operation of industrial properties in major Sunbelt markets throughout the United States with an emphasis in the states of Florida, Texas, Arizona, California and North Carolina. The Company's strategy for growth is based on its property portfolio orientation toward premier multi-tenant business distribution facilities clustered near major transportation features in supply constrained submarkets. EastGroup's portfolio currently includes 30.9 million square feet.

The Company, which was organized in 1969, is a Maryland corporation and adopted its present name when the current management assumed control in 1983. Four public REITs have been merged into or acquired by EastGroup--Eastover Corporation in 1994, LNH REIT, Inc. and Copley Properties, Inc. in 1996 and Meridian Point Realty Trust VIII in 1998.

EastGroup's common shares are traded on the New York Stock Exchange under the symbol "EGP". The Company's shares are included in the S&P SmallCap 600 Index.



Southridge Commerce Park, Orlando, Florida

EastGroup Strategy

Increasing shareholder value through development, acquisitions and internal operations as the premier provider of multi-tenant business distribution space.

Submarket driven investments where location sensitive customers want to be.

Clustering of multi-tenant, business distribution properties on infill sites around major transportation features.

Diversification in Sunbelt growth markets.

FINANCIAL HIGHLIGHTS

($ in thousands, except per share data)

		2012	2011	2010
Operations *(for year ended December 31)*				
Revenues	$	186,178	173,163	171,969
Net income attributable to common stockholders	$	32,384	22,359	18,325
Funds from operations attributable to common stockholders	$	88,192	79,724	76,597
Property Portfolio *(at year-end)*				
Real estate properties, at cost	$	1,770,775	1,665,350	1,523,917
Total assets	$	1,354,102	1,286,516	1,183,276
Total debt	$	813,926	832,686	735,718
Stockholders' equity	$	486,312	402,829	408,856
Square feet of real estate properties		30,651,000	29,874,000	28,085,000
Common Share Data *(for year ended December 31, except as indicated below)*				
Net income attributable to common stockholders per diluted share	$	1.13	.83	.68
Funds from operations attributable to common stockholders per diluted share	$	3.08	2.96	2.86
Dividends per share	$	2.10	2.08	2.08
Shares outstanding *(in thousands at year-end)*		29,928	27,658	26,974
Share price *(at year-end)*	$	53.81	43.48	42.32
Reconciliation of Net Income to FFO *(for year ended December 31)*				
Net income attributable to common stockholders	$	32,384	22,359	18,325
Depreciation and amortization from continuing operations		61,696	56,757	57,806
Depreciation and amortization from discontinued operations		578	694	544
Depreciation from unconsolidated investment		133	133	132
Depreciation and amortization from noncontrolling interest		(256)	(219)	(210)
Gain on sales of real estate investments		(6,343)	—	—
Funds from operations attributable to common stockholders	$	88,192	79,724	76,597
Diluted shares for earnings per share and funds from operations *(in thousands)*		28,677	26,971	26,824

PORTFOLIO BY STATE

(Cost)

by percentage as of 12/31/12



Florida 30%
Arizona 10%
Other 6%
North Carolina 7%
California 15%
Texas 32%
San Francisco
Fresno
Las Vegas
Denver
Santa Barbara
Los Angeles
San Diego
Phoenix
Tucson
Dallas
El Paso
San Antonio
Houston
Jackson
New Orleans
Charlotte
Jacksonville
Orlando
Tampa
Ft. Myers
Ft. Lauderdale/ Palm Beach

■ *Properties* ◆ *Corporate Headquarters* ○ *Regional Offices*



(above) Beltway Crossing Business Park, Houston, Texas *(below)* World Houston International Business Center, Houston, Texas





Our strategy is simple, straightforward and cycle proven.

In 2012, we continued to grow every aspect of our business—funds from operations, occupancy, same property operating results, new development, acquisitions and shareholder value. This was all achieved while improving an already strong balance sheet.

Our total return to shareholders (dividends plus the change in common share price) for 2012 was 28.8% following an 8.1% total return in 2011. Over the longer term, EastGroup's average annual total return to shareholders was 18% for three years, 11% for five years, 15% for ten years and 14% for fifteen years.

We develop, acquire and operate multi-tenant business distribution facilities for customers who are location sensitive. Our properties are designed for users primarily in the 5,000 to 50,000 square foot range and are clustered around transportation features in supply constrained submarkets in major Sunbelt metropolitan areas.

LETTER TO SHAREHOLDERS

Thousand Oaks Business Park, San Antonio, Texas


ND OAKS BUSINESS PARK
3660

World Houston International Business Center, Houston, Texas



RESULTS

Funds from Operations (FFO) for 2012 were $88.2 million or $3.08 per share as compared to $79.7 million or $2.96 per share in 2011, an increase of 4.1% per share following an increase of 3.5% per share from 2010 to 2011. In addition, we have achieved seven consecutive quarterly increases in FFO per share which we believe creates momentum for continued future growth.

This increase in FFO was primarily due to improved same property operations, new development and late 2011 and 2012 acquisitions. Portfolio occupancy increased to 94.6% at the end of 2012 from 93.9% at the end of 2011—a 70 basis point improvement. During 2013, we expect occupancy to range from 92% to 95%.

We experienced a .7% increase in rents for leases (both new and renewal) executed in 2012 with straight lining (average rent over the life of the lease) and a 6.3% decline without it (sometimes referred to as cash rent). Both of these figures represent improvement over 2011 results. We anticipate continued slow improvement during 2013, but we believe we should achieve significant rent growth in 2014 as market occupancies return to pre-recession levels.

Please note that EastGroup calculates FFO based on NAREIT's definition which excludes gains on the sales of depreciable real estate. In addition, we differ from most of our industrial REIT peer group in that approximately 99% of our FFO comes from rental income and does not include income from fees, merchant building or one-time joint venture transactions.

We have a large and diverse customer base which we believe increases the stability of our operations. At year-end, we had over 1,300 customers with an average size of 22,000 square feet and a weighted average lease term of 5.3 years. If you exclude the leases under 2,500 square feet, which are primarily in Tampa, our average customer size is 25,000 square feet. An important EastGroup distinction is that our customers, whether national or local, primarily distribute to the metropolitan area in which their space is located rather than to a much larger region or to the entire country. This means that the economic vibrancy and growth of these metro areas is a major determinant of our customers' success and our results.

FINANCIAL STRENGTH

During 2012, we took advantage of both attractive equity and debt markets to reduce leverage and enhance an already strong, flexible and conservative balance sheet.

At December 31, our debt to market capitalization was 33.6% as compared to 40.9% at the end of 2011, and our floating rate bank debt was 3.1% of total capitalization. For the year, our interest and fixed charge coverage ratios were both 3.5 times, an improvement over 2011.

WORLD HOUSTON
INTERNATIONAL BUSINESS CENTER

EastGroup has initiated construction on the expansion land acquired in 2011 which will allow us to grow the park by 1.4 million square feet.

● = EXISTING BUILDINGS
○ = UNDER CONSTRUCTION


Expansion Land

In January 2013, Moody's Investors Service assigned EastGroup an issuer rating of Baa2 with a stable outlook. This is the first time we have received a rating from Moody's, and we are pleased with the result. This followed Fitch Ratings reaffirming our issuer rating of BBB, also with a stable outlook.

In addition in January 2013, we closed a new four year, $225 million unsecured revolving credit facility with a group of nine banks. The interest rate on the facility is currently LIBOR plus 117.5 basis points, with an annual facility fee of 22.5 basis points. The line of credit, which matures in January 2017, can be expanded by $100 million and has an option for a one-year extension. This facility replaced the $200 million credit facility which was scheduled to expire. At the same time, we renewed our $25 million unsecured working capital cash facility for four years on the same terms as the revolving credit loan.

Our line of credit is primarily used to fund property acquisitions and our development program. As market conditions permit, we historically have employed fixed rate, non-recourse first mortgage debt and/ or equity to replace the short-term bank borrowings. However, in December 2011, we employed a different type borrowing structure for us—a $50 million unsecured term loan from a bank. For mortgages, we have dealt directly with a number of major insurance company lenders, which keeps loan costs down and also expedites the transaction process.

In 2012, we used both type structures. In early January, we closed a $54 million, non-recourse first mortgage loan with a fixed interest rate of 4.09%, a 10-year term and a 20-year amortization schedule. The loan is secured by properties containing 1.4 million square feet. Then in late August, we closed an $80 million unsecured term loan with a six-year term and interest only payments. The loan bears an interest rate of LIBOR plus 190 basis points subject to a pricing grid for changes in our leverage or credit ratings. We also entered into an interest rate swap to convert the loan's LIBOR rate to a fixed interest rate, providing us an effective fixed interest rate on the term loan of 2.92% per annum as of December 31, 2012. We used the proceeds of both the mortgage and term loans to reduce our variable rate bank borrowings. Given our current debt ratings, we plan to primarily use unsecured debt for future financings.

Responding to a strong equity market and an attractive price for EastGroup shares, we used our continuous equity sales program to help fund on an accretive basis our development and acquisitions and to reduce our overall leverage. This program, which is still in place, generated net proceeds of $110 million during 2012 through the issuance and sale of 2,179,153 shares at an average price of $50.94 and an underwriting fee of only 1%. Subject to market conditions, we anticipate issuing additional shares during 2013.




15045



World Houston International Business Center, Houston, Texas





DEVELOPMENT

EastGroup's development program has a long and successful record of creating and accumulating value for our shareholders over the past 16 years. We have added 10.4 million square feet of quality, state-of-the-art assets with a total investment of $692 million to our portfolio. As a result, we have built one-third of our current portfolio through our development efforts. In addition, we believe EastGroup is well positioned to take advantage of development opportunities in the future. We have the land, already permitted buildings, available capital and an experienced and proven development team.

EastGroup is an "infill" site developer. Although we have done a number of build-to-suit and partially pre-leased developments, we historically have been comfortable initiating speculative development in submarkets where we have experience and an existing successful presence. These development submarkets are supply constrained due to limited land for new industrial development or have cost or zoning barriers to entry. In addition, the vast majority of our new developments are subsequent phases of existing multi-building industrial parks.

Initially, our development efforts consisted of just one or two building projects. As we grew, we began to develop parks with the potential for multiple buildings where we can create and control a high quality environment. This also allows us the flexibility to better serve our customers by being able to meet their changing space needs over time.

During 2012, the pace of our development program picked up in response to both improving industrial property fundamentals in a number of our core markets and our own preleasing and leasing success. As a result by year-end, our development program grew to 14 buildings under construction and in lease-up with a total of almost 1.1 million square feet (61% leased) and a combined projected investment of over $80 million. These totals far exceeded our original estimates for 2012 and will contribute to future earnings growth as the buildings move into the portfolio.

The majority of our recent development activity has been in Houston where, as of December 31, we had ten buildings with 782,000 square feet under construction or in lease-up. Of these, four with 379,000 square feet are build-to-suits. Also during 2012, all four of the development buildings transferred to the portfolio are in Houston. They contain 273,000 square feet and in total are 97% leased.

As part of our development planning for the future, we made six land acquisitions during the year with two in Houston and one each in Tampa, Chandler (Phoenix), Denver and Dallas. They total 109.8 acres with a combined initial investment of $13 million and provide the potential of almost 1.5 million square feet of future new development.


SOUTHRIDGE
COMMERCE PARK

Southridge Commerce Park, Orlando, Florida


02.09.12

03.09.12

04.10.12

06.13.12

08.13.12



CAPITAL RECYCLING AND ACQUISITIONS

Recycling of capital through asset sales and the redeployment of the proceeds in acquisitions and development has historically been an integral part of our strategy. This process allows us to continually upgrade the quality, location and growth potential of our assets.

During 2012, EastGroup acquired 878,000 square feet of new properties in three separate transactions for a combined investment of $51.8 million. Our three sales transactions included 444,000 square feet with total disposition prices of $17.9 million which generated gains of $6.5 million.

At the beginning of the year, we purchased Madison Distribution Center with 72,000 square feet and 18 acres of development land in Tampa for $4.7 million. This multi-tenant business distribution building, which is currently 100% leased, was constructed in 2007, and increases EastGroup's ownership in Tampa to 3.9 million square feet, making it our second largest market behind Houston.

In August, EastGroup acquired Wiegman Distribution Center II in Hayward, California for $7.5 million. Constructed in 1998, the multi-tenant business distribution building contains 84,000 square feet and is 100% leased. This acquisition increased the company's ownership in the San Francisco Bay area to over one million square feet.

Just before the end of the year, we acquired five multi-tenant distribution buildings containing 722,000 square feet and 4.1 acres of development land in the Valwood Industrial Park in northwest Dallas for $41.2 million. Two of the buildings were built in 1997/98 and the other three in 1986/87 with a combined current occupancy of 95%. The purchase increased our ownership to 2.1 million square feet in Dallas where we opened an office in 2011.

Our three sales transactions included two small buildings (10,500 square feet) for $578,000 which had been acquired in a large package of assets in Tampa at the end of 2011, Estrella Distribution Center (a 174,000 square foot bulk distribution building) in Phoenix for $7 million and Braniff Distribution Center (259,000 square feet) for $10 million which was our only asset in Tulsa.

DIVIDENDS

In September, EastGroup raised its quarterly dividend to $.53 per share which represents an annualized dividend rate of $2.12 per share, an increase of 1.9%. The December dividend was our 132nd consecutive quarterly distribution to shareholders. We have now increased or maintained our dividend for 20 consecutive years and raised it 17 years over that period.

Our goal in the future is to be able to continue to have annual dividend increases as we achieve increased FFO. As we have stated for many years, we believe it is important that EastGroup's dividend is 100% covered by property net operating



DIVIDEND GROWTH
dividend paid per year
$1.03
$1.16
$1.23
$1.28
$1.34
$1.40
$1.48
$1.58
$1.80
$1.88
$1.90
$1.92
$1.94
$1.96
$2.00
$2.08
$2.08
$2.08
$2.08
$2.10
percentage increase per year
12.6%
6.0%
4.1%
4.7%
4.5%
5.7%
6.8%
13.9%
4.4%
1.1%
1.0%
1.0%
1.0%
2.0%
4.0%
0.0%
0.0%
0.0%
1.0%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

Beltway Crossing Business Park, Houston, Texas



(below, top to bottom) Beltway Crossing Business Park, Houston, Texas; World Houston International Business Center, Houston, Texas; Valwood Distribution Center, Dallas, Texas

income and does not include any FFO from fees or property transactions. Reflecting EastGroup's improving operating results, our 2012 FFO dividend payout ratio decreased to 68% from 70% in 2011.

GENERAL

In April, I had the pleasure of being a guest on Jim Cramer's "Mad Money" on CNBC. He has commented on our strategy and track record numerous times over the past several years, and we appreciate this recognition.

THE FUTURE

We believe industrial property fundamentals are continuing to improve but with a number of caveats. Overall the pluses far outweigh the minuses. Occupancy is up significantly, but we need more pricing power with rents which should come as a result of our strong leasing activity. Our development program is picking up steam but there is a time delay between construction starts and customers occupying their space. We have been able to acquire a number of attractive properties but these purchases always seem to come in the second half of the year and there is a compression in acquisition capitalization rates for quality assets.

Our balance sheet is strong and flexible, and our increased equity base combined with our new bank line and our good debt ratings should help in meeting future financing needs. As a result of all this, we believe we are well positioned to continue our positive momentum through 2013 and into the future.

Our strategy is simple and straightforward and it works.

DAVID H HOSTER II
PRESIDENT AND CEO

February 28, 2013






pantheon

EastGroup Properties

Property	Location	Size		Percentage Leased 2/28/2013	Year Acquired	Cost Before Depreciation 12/31/2012
Florida						
TAMPA						
56th Street Commerce Park (7)	Tampa, FL	181,000 SF		88%	1993/97	$ 8,191,000
JetPort Commerce Park (11)	Tampa, FL	284,000 SF		80%	93/94/95/99	12,022,000
Westport Commerce Center (3)	Tampa, FL	140,000 SF		91%	1994	7,193,000
Benjamin Distribution Center (3)	Tampa, FL	123,000 SF		83%	1998/99	8,329,000
Palm River Center (2)	Tampa, FL	144,000 SF		78%	1998	7,473,000
Palm River North (3)	Tampa, FL	212,000 SF		96%	2000/01	13,320,000
Palm River South (2)	Tampa, FL	160,000 SF		100%	2005/06	9,346,000
Walden Distribution Center (2)	Tampa, FL	212,000 SF		84%	1999/02	9,236,000
Oak Creek Distribution Center (9)	Tampa, FL	831,000 SF		87%	1999-2010	45,563,000
Airport Commerce Center (2)	Tampa, FL	108,000 SF		100%	1999	6,093,000
Westlake Distribution Center (2)	Tampa, FL	140,000 SF		100%	2000/01	9,892,000
Expressway Commerce Center (3)	Tampa, FL	176,000 SF		100%	2003/04	11,883,000
Silo Bend Distribution Center (5)	Tampa, FL	706,000 SF		93%	2011	31,746,000
Tampa East Distribution Center (2)	Tampa, FL	163,000 SF		100%	2011	6,861,000
Tampa West Distribution Center (7)	Tampa, FL	267,000 SF		90%	2011	12,802,000
Madison Distribution Center	Tampa, FL	72,000 SF	3,919,000	100%	2012	3,527,000
ORLANDO						
Chancellor Center	Orlando, FL	51,000 SF		100%	1998	2,175,000
Exchange Distribution Center (3)	Orlando, FL	201,000 SF		100%	1994/02	8,192,000
Sunbelt Distribution Center (6)	Orlando, FL	301,000 SF		98%	1989/99	12,376,000
John Young Commerce Center (2)	Orlando, FL	98,000 SF		100%	1999/00	7,984,000
Altamonte Commerce Center (8)	Orlando, FL	186,000 SF		88%	1999/03	10,625,000
Sunport Center (6)	Orlando, FL	372,000 SF		100%	2001-06	26,355,000
Southridge Commerce Park (10) (Southridge XI trsfd. 02/13)	Orlando, FL	1,058,000 SF	2,267,000	95%	2006-13	68,302,000
JACKSONVILLE						
Deerwood Distribution Center	Jacksonville, FL	126,000 SF		19%	1989/93	4,571,000
Phillips Distribution Center (3)	Jacksonville, FL	161,000 SF		95%	1994/95	8,262,000
Lake Pointe Business Park (9)	Jacksonville, FL	375,000 SF		90%	1994	16,422,000
Ellis Distribution Center (2)	Jacksonville, FL	339,000 SF		88%	1997	9,018,000
Westside Distribution Center (5)	Jacksonville, FL	687,000 SF		91%	1997/2009	23,130,000
Beach Commerce Center	Jacksonville, FL	46,000 SF		100%	2001	2,988,000
Interstate Distribution Center (2)	Jacksonville, FL	181,000 SF	1,915,000	78%	2005	8,821,000
FORT LAUDERDALE/PALM BEACH AREA						
Linpro Commerce Center (3)	Fort Lauderdale, FL	99,000 SF		100%	1996	4,406,000
Cypress Creek Business Park (2)	Fort Lauderdale, FL	56,000 SF		86%	1997	4,044,000
Lockhart Distribution Center (3)	Fort Lauderdale, FL	118,000 SF		100%	1997	5,769,000
Interstate Commerce Center	Fort Lauderdale, FL	85,000 SF		88%	1998	3,820,000
Executive Airport Distribution Center (3)	Fort Lauderdale, FL	140,000 SF		100%	2004/06	11,934,000
Sample 95 Business Park (4)	Pompano Beach, FL	209,000 SF		92%	1996/00	13,641,000
Blue Heron Distribution Center (5)	West Palm Beach, FL	230,000 SF	937,000	100%	1999/04/10	15,788,000
FORT MYERS						
SunCoast Commerce Center (3)	Fort Myers, FL	218,000 SF	218,000	100%	2007/08/09	19,401,000
		9,256,000 SF	9,256,000			491,501,000
California						
SAN FRANCISCO AREA						
Wiegman Distribution Center (5)	Hayward, CA	346,000 SF		100%	1996/2012	19,652,000
Huntwood Distribution Center (7)	Hayward, CA	515,000 SF		100%	1996	21,128,000
San Clemente Distribution Center	Hayward, CA	81,000 SF		100%	1997	3,742,000
Yosemite Distribution Center (2)	Milpitas, CA	102,000 SF	1,044,000	100%	1999	8,323,000
LOS ANGELES AREA						
Kingsview Industrial Center	Carson, CA	83,000 SF		100%	1996	3,647,000
Dominguez Distribution Center	Carson, CA	262,000 SF		100%	1996	11,201,000
Main Street Distribution Center	Carson, CA	106,000 SF		100%	2000	6,475,000
Walnut Business Center (2)	Fullerton, CA	241,000 SF		100%	1996	9,279,000
Washington Distribution Center	Santa Fe Springs, CA	141,000 SF		100%	1997	7,108,000
Chino Distribution Center	Chino, CA	300,000 SF		100%	1998	14,237,000
Industry Distribution Center (3)*	City of Industry, CA	909,000 SF		100%	1998/04/07	36,305,000
Chestnut Business Center	City of Industry, CA	75,000 SF		100%	2000	5,304,000
LA Corporate Center	Monterey Park, CA	77,000 SF	2,194,000	89%	1996	9,535,000

(cont'd)

* EGP owns 50% of IDC II. ** EGP owns 80% of this property. ( ) Represents number of buildings.

Property	Location	Size		Percentage Leased 2/28/2013	Year Acquired	Cost Before Depreciation 12/31/2012
California *(cont'd)*						
SANTA BARBARA						
University Business Center (4)**	Santa Barbara, CA	230,000 SF		98%	1996	32,091,000
Castilian Research Center **	Santa Barbara, CA	37,000 SF	267,000	80%	2007	8,969,000
FRESNO						
Shaw Commerce Center (5)	Fresno, CA	398,000 SF	398,000	89%	1998	18,143,000
SAN DIEGO						
Eastlake Distribution Center	San Diego, CA	191,000 SF		100%	1997	11,437,000
Ocean View Corporate Center (3)	San Diego, CA	274,000 SF	465,000	91%	2010	13,972,000
		4,368,000 SF	4,368,000			240,548,000
Texas						
DALLAS						
Interstate Warehouses (7)	Dallas, TX	597,000 SF		90%	1988-09	22,206,000
Venture Warehouses (2)	Dallas, TX	209,000 SF		79%	1988	7,168,000
Stemmons Circle (3)	Dallas, TX	99,000 SF		100%	1998	2,923,000
Ambassador Row Warehouses (3)	Dallas, TX	317,000 SF		100%	1998	8,223,000
North Stemmons (2)	Dallas, TX	86,000 SF		100%	2002/07	3,576,000
Shady Trail Distribution Center	Dallas, TX	118,000 SF		100%	2003	4,969,000
Valwood Distribution Center (5)	Dallas, TX	722,000 SF	2,148,000	95%	2012	38,767,000
HOUSTON						
Northwest Point Business Park (4)	Houston, TX	232,000 SF		100%	1994	11,067,000
Lockwood Distribution Center (3)	Houston, TX	392,000 SF		100%	1997	8,176,000
West Loop Distribution Center (2)	Houston, TX	161,000 SF		100%	1997/00	7,476,000
World Houston International Business Ctr. (33) (World Houston 33 trsfd. 2/13)	Houston, TX	2,609,000 SF		100%	1998-13	154,447,000
America Plaza	Houston, TX	121,000 SF		100%	1998	6,194,000
Central Green Distribution Center	Houston, TX	84,000 SF		100%	1999	4,727,000
Glenmont Business Park (2)	Houston, TX	212,000 SF		100%	2000/01	9,601,000
Techway Southwest (4)	Houston, TX	415,000 SF		94%	2002-09	23,972,000
Beltway Crossing Business Park	Houston, TX	788,000 SF		97%	2002-12	44,086,000
Kirby Business Center	Houston, TX	125,000 SF		100%	2004	4,016,000
Clay Campbell Distribution Center (2)	Houston, TX	118,000 SF	5,257,000	100%	2005	4,119,000
EL PASO						
Butterfield Trail (8)	El Paso, TX	687,000 SF		100%	1997/00	27,352,000
Rojas Commerce Park (3)	El Paso, TX	172,000 SF		89%	1999	7,100,000
Americas Ten Business Center	El Paso, TX	98,000 SF	957,000	100%	2003	4,461,000
SAN ANTONIO						
Alamo Downs Distribution Center (2)	San Antonio, TX	253,000 SF		100%	2004	8,774,000
Arion Business Park (18)	San Antonio, TX	734,000 SF		97%	2005-11	55,309,000
Wetmore Business Center (8)	San Antonio, TX	480,000 SF		99%	2005/09	34,749,000
Fairgrounds Business Park (4)	San Antonio, TX	231,000 SF		97%	2007	11,397,000
Rittiman Distribution Center (2)	San Antonio, TX	172,000 SF	1,870,000	87%	2011	7,937,000
		10,232,000 SF	10,232,000			522,792,000
Arizona						
PHOENIX AREA						
Broadway Industrial Park (7)	Tempe, AZ	340,000 SF		96%	1996-02/11	17,583,000
Kyrene Distribution Center (2)	Tempe, AZ	130,000 SF		100%	1999/02	7,212,000
Southpark Distribution Center	Chandler, AZ	70,000 SF		100%	2001	4,265,000
Santan 10 Distribution Center (2)	Chandler, AZ	150,000 SF		100%	2005/07	9,940,000
Metro Business Park (5)	Phoenix, AZ	189,000 SF		79%	1996	15,123,000
35th Avenue Distribution Center (2)	Phoenix, AZ	124,000 SF		100%	1997	3,211,000
51st Avenue Distribution Center	Phoenix, AZ	79,000 SF		100%	1998	3,114,000
East University Distribution Center (3)	Phoenix, AZ	177,000 SF		79%	1998/10	7,978,000
55th Avenue Distribution Center	Phoenix, AZ	131,000 SF		100%	1998	5,369,000
Interstate Commons Distribution Center (4)	Phoenix, AZ	233,000 SF		82%	1999/01/08	12,007,000
Airport Commons Distribution Center	Phoenix, AZ	63,000 SF		77%	2003	3,328,000
40th Avenue	Phoenix, AZ	90,000 SF		100%	2009	6,730,000
Sky Harbor Business Park (5)	Phoenix, AZ	264,000 SF	2,040,000	100%	2009	27,065,000
TUCSON						
Country Club Commerce Center (4)	Tucson, AZ	336,000 SF		90%	1997-10	22,501,000
Airport Distribution Center	Tucson, AZ	163,000 SF		100%	1998	7,308,000
Southpointe Distribution Center	Tucson, AZ	207,000 SF		100%	1999	6,932,000
Benan Distribution Center	Tucson, AZ	44,000 SF	750,000	100%	2005	3,151,000
		2,790,000 SF	2,790,000			162,817,000

Property	Location	Size	Percentage Leased 2/28/2013	Year Acquired	Cost Before Depreciation 12/31/2012
North Carolina					
CHARLOTTE AREA					
NorthPark Business Park (4)	Charlotte, NC	322,000 SF	89%	2006	21,396,000
Lindbergh Business Park (2)	Charlotte, NC	77,000 SF	100%	2007	4,168,000
Commerce Park Center (3)	Charlotte, NC	297,000 SF	91%	2007/10	10,822,000
Nations Ford Business Park (4)	Charlotte, NC	456,000 SF	93%	2007	22,205,000
Airport Commerce Center (2)	Charlotte, NC	192,000 SF	89%	2008	12,492,000
Interchange Park	Charlotte, NC	150,000 SF	100%	2008	9,279,000
Ridge Creek Distribution Center (2)	Charlotte, NC	560,000 SF	85%	2008/11	29,782,000
Lakeview Business Center	Charlotte, NC	127,000 SF	100%	2011	6,585,000
Waterford Distribution Center	Rock Hill, SC	67,000 SF	50%	2008	4,208,000
		2,248,000 SF 2,248,000			120,937,000
Louisiana					
NEW ORLEANS					
Elmwood Business Park (5)	New Orleans, LA	263,000 SF	91%	1997	12,656,000
Riverbend Business Park (3)	New Orleans, LA	592,000 SF	88%	1997	23,926,000
		855,000 SF 855,000			36,582,000
Colorado					
DENVER					
Rampart Distribution Center (4)	Denver, CO	274,000 SF	100%	89/98/00	16,819,000
Concord Distribution Center	Denver, CO	78,000 SF	100%	2007	6,236,000
Centennial Park	Denver, CO	68,000 SF	100%	2008	5,766,000
		420,000 SF 420,000			28,821,000
Nevada					
LAS VEGAS					
Arville Distribution Center	Las Vegas, NV	142,000 SF 142,000	91%	2009	10,260,000
Mississippi					
JACKSON AREA					
Interchange Business Park (3)	Jackson, MS	127,000 SF	72%	1997	7,661,000
Tower Automotive	Madison, MS	280,000 SF	100%	2002	11,156,000
Metro Airport Commerce Center	Jackson, MS	32,000 SF	100%	2003	2,750,000
		439,000 SF 439,000			21,567,000
Tennessee					
MEMPHIS					
Memphis I	Memphis, TN	92,000 SF 92,000	100%	1998	3,017,000
Oklahoma					
OKLAHOMA CITY					
Northpoint Commerce Center	Oklahoma City, OK	58,000 SF 58,000	100%	1998	4,715,000
Total		**30,900,000 SF**			**$ 1,643,557,000**

"We have now increased or maintained our dividend for 20 consecutive years and raised it 17 years over that period."

Shareholder Information

Corporate Headquarters

190 East Capitol Street
Suite 400
Jackson, MS 39201
601-354-3555
601-352-1441 fax
www.eastgroup.net

Regional Offices

2966 Commerce Park Drive
Suite 450
Orlando, FL 32819
407-251-7075
407-854-7167 fax

4220 World Houston Parkway
Suite 170
Houston, TX 77032
281-987-7200
281-987-7207 fax

2200 East Camelback Road
Suite 210
Phoenix, AZ 85016
602-840-8600
602-840-8602 fax

Registrar and Transfer Agent

Shareholders with questions concerning stock certificates, account information, dividend payments or stock transfers should contact EastGroup's transfer agent:
Wells Fargo Bank, N.A.
Post Office Box 64854
St. Paul, MN 55164-0874
800-468-9716 or 651-450-4064
651-450-4078 fax
www.wellsfargo.com/com/shareowner_services

Dividend Reinvestment Plan

EastGroup Properties Dividend Reinvestment Plan is a simple and convenient way to buy shares of EastGroup Properties common stock by reinvesting dividends without a brokerage commission. If you hold common stock shares registered in your name, questions pertaining to the Plan should be directed to the Transfer Agent. If your common stock shares are not registered in your name but held in your brokerage account, contact your brokerage firm or other nominee for more information.

Auditors

KPMG LLP
1100 One Jackson Place
188 East Capitol Street
Jackson, MS 39201

Legal Counsel

Jaeckle Fleischmann & Mugel, LLP
Avant Building, Suite 900
200 Delaware Avenue
Buffalo, NY 14202-2107

Stock Market Information

EGP
LISTED
NYSE

New York Stock Exchange (NYSE)
Ticker Symbol: EGP

Member


NAREIT

National Association of Real Estate Investment Trusts

DIRECTORS **D. PIKE ALOIAN:** New York, NY; Director since 1999; Partner, Almanac Realty Investors, LLC **H.C. BAILEY, JR.:** Jackson, MS; Director since 1980; Chairman and President, H.C. Bailey Company (real estate development and investment) **HAYDEN C. EAVES III:** Kalispell, MT; Director since 2002; Private Real Estate Investor **FREDRIC H. GOULD:** New York, NY; Director since 1998; Chairman of General Partner, Gould Investors, LP; Chairman, One Liberty Properties; Chairman, BRT Realty Trust **DAVID H. HOSTER II:** Jackson, MS; President and Director since 1993; Chief Executive Officer since 1997 **MARY E. MCCORMICK:** Columbus, OH; Director since 2005; Senior Advisor, Almanac Realty Investors, LLC **DAVID M. OSNOS:** Washington, D.C.; Director since 1993; Of Counsel of the law firm of Arent Fox PLLC **LELAND R. SPEED:** Jackson, MS; Director since 1978; Chief Executive Officer from 1983 to 1997, Chairman of the Board since 1983

A copy of the annual report filed with the Securities and Exchange Commission on Form 10-K is available without charge upon written request to the Company's Secretary, Post Office Box 22728, Jackson, MS 39225-2728 or on the internet at www.eastgroup.net.

Certain statements in this report are forward-looking and as such are based upon the Company's current belief as to the outcome and timing of future events. There can be no assurance that future developments affecting the Company will be those anticipated by the Company. These forward-looking statements involve risks and uncertainties (some of which are beyond the control of the Company) and are subject to change based upon various factors, including the risks and uncertainties detailed from time to time in the Company's SEC filings. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the Company's results could differ materially from those expressed in the forward-looking statements.



Southridge Commerce Park, Orlando, Florida

WWW.EASTGROUP.NET